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17016731

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

MAR 0 ... 2017

Washington DC

SEC FILE NUMBER
8-29897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
(No. and Street)

St. Louis	MO	63124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Nemec, President — 636 227 5704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles Nemec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Capital Corp, as of February 28, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

PAIGE JENSEN
My Commission Expires
February 10, 2019
St. Louis County
Commission #15391113

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wall Street Capital Corporation

FINANCIAL STATEMENTS & SUPPLEMENTAL INFORMATION

For the fiscal year ended December 31, 2016

CONTENTS

****

****

*****

***

*


HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wall Street Capital Corporation

We have audited the accompanying statement of financial condition of Wall Street Capital Corporation as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Wall Street Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information located on pages 7-8 has been subjected to audit procedures performed in conjunction with the audit of Wall Street Capital Corporation's financial statements. The supplemental information is the responsibility of Wall Street Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
Chesterfield, MO
February 28, 2017

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101


HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wall Street Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wall Street Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wall Street Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) Wall Street Capital Corporation stated that Wall Street Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Wall Street Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wall Street Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 28, 2017

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

WALL STREET CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	$ 9,815
Total Current Assets	9,815
FIXED ASSETS:	
Furniture and Equipment	1,390
Equipment	5,850
Improvement	850
Accumulated Depreciation	(8,090)
Total Fixed Assets	0
TOTAL ASSETS	$ 9,815

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Total Current Liabilities	$ -
DEFERRED INCOME TAXES	-
Total Liabilities	-
STOCKHOLDER'S EQUITY:	
Common Stock, par value $1 per share	
Authorized - 30,000 Shares	
Issued and Outstanding: 1000 Shares	1,000
Additional Paid-in Capital	22,538
Retained Earnings	(13,723)
Total Stockholder's Equity	9,815
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,815

See Independent Auditors' Report and Accompanying Notes

WALL STREET CAPITAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2016

REVENUE:	
Commission and Fee Income	$ 759
General & Administrative Expense:	
Penalties	1,000
Bank Service Charges	14
Legal & Professional Fees	2,604
Membership Fees	1,960
Total General and Administrative Expenses	5,578
Income (Loss) from Operations	(4,819)
Other Income	1,000
Net Income	$ (3,819)

WALL STREET CAPITAL CORPORATION.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
BALANCE, BEGINNING OF YEAR	$ 1,000	$ 17,429	$ (9,904)	$ 8,525
Comprehensive Income:				
Net Income (Loss)			(4,819)	(4,819)
Additional Paid-In Capital		5,109		5,109
BALANCE, END OF YEAR	$ 1,000	$ 22,538	$ (14,723)	$ 8,815

See Independent Auditors' Report and Accompanying Notes

WALL STREET CAPITAL CORPORATION.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (3,819)
Net Cash Provided By (Used In) Operating Activities	(3,819)
NET CASH FLOWS FROM INVESTING ACTIVITIES:	
Net Cash Provided By (Used In) Investing Activities	0
NET CASH FLOWS FROM FINANCING ACTIVITIES:	
Additional Paid-In Capital	5,109
Net Cash Provided By (Used In) Financing Activities	5,109
NET INCREASE (DECREASE) IN CASH	1,290
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,525
CASH AND CASH EQUIVALENTS AT END OF YEAR	$9,815
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid for Interest	$0
Cash Paid for Taxes	$0

See Independent Auditors' Report and Accompanying Notes

WALL STREET CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Wall Street Capital Corporation (the Company) is a registered securities broker/dealer and is a member of the Financial Industry Regulartory Authority. The Company clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The Company is registered with the Securities and Exchange Commission (the SEC). Wall Street Capital Corporation is located in Saint Louis, Missouri. Most of its clients are individuals who reside in the Saint Louis metropolitan area.

Revenue Recognition

Revenue from trailing commissions changes from quarter to quarter so no accrual for revenue is made. Instead, revenue is recognized when received.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2016. Bad debt expense was $0 for 2015.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state income taxes on its income. The stockholder of the Company is liable for income taxes on the Company's taxable income. Accordingly, the Company does not record a provision for income taxes.

The Company adopted guidance issued by the FASB Accounting Standards Codification 740-10, Income Taxes on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

The federal and state income tax returns for the Company for 2013, 2014, 2015 and 2016 are subject to examinationby respective taxing authorities generally for three years after they are filed.

If applicable, the Company recognizes interest and penalties related to the unrecognized tax benefits in expenses in the statement of operations.

These provisions require the Company management to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ending December 31, 2016, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax position for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash & Cash Equivalents

Cash equivalents include all temporary cash investments purchased with an original maturity of six months or less. The Company maintains an account with Busey Bank formerly known as Pulaski Bank. Busey Bank provides $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. There were no amounts in excess of insured limits on December 31, 2016.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally, accelerated depreciation methods) for tax purposes where appropriate. Property and equipment totaling $8,090 were fully depreciated as of December 31, 2016.

NOTE 2 - NET CAPITAL REQUIREMENTS

Wall Street Capital Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company's net capital and the required minimum net capital was $9,815 and $5,000 respectively at December 31, 2016, resulting in net capital of $4,815 in excess of the minimum requirement.

NOTE 3 - SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated seubsequent events through February 28, 2017, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosures in these financial statements.

WALL STREET CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1

December 31, 2016

		2016
Total Ownership Equity from Statement of Financial Condition		$9,815
DEDUCTIONS:		
Total Non-Allowable Assets:		
Commissions Receivable > 30 Days	0	0
Net Capital Before Haircuts on Securities Positions		9,815
HAIRCUTS ON SECURITIES:		
Trading and Investment Securities	0	
Money Market - 2%	0	0
NET CAPITAL		9,815
Less: Required Minimum Capital		(5,000)
NET CAPITAL IN EXCESS OF REQUIREMENT		$4,815
AGGREGATE INDEBTEDNESS		N/A
PERCENTAGE OF DEBT TO DEBT EQUITY RATIO		N/A

See Independent Auditors' Report and Accompanying Notes

WALL STREET CAPITAL CORPORATION
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE UNAUDITED FOCUS REPORT
December 31, 2016

	2016
Total Ownership Equity from Statement of Financial Condition-Unaudited	$9,815
Adjustments: Increase (Decrease) Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	9,815
Total Non-Allowable Assets-Audited	0
Net Capital Before Haircuts on Securities Positions	9,815
Haircuts on Securities:	
Trading and Investment Securities	0
Money Market - 2%	0
Net Capital	$9,815

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$ 9,815

Note: There are no material differences between the net capital calculation above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2016.

EXEMPTION REPORT

SEC RULE 17a5(d)(4)

WALL STREET CAPITAL CORPORATION

The information below is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

* Wall Street Capital Corporation is a broker/dealer registered with the SEC and FINRA
* Wall Street Capital Corporation claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended December 31, 2016
* Wall Street Capital Corporation is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

  Broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it can not hold funds or securities for, or owe money or securities to, customers.

* Wall Street Capital Corporation has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the period of January 1st, 2016 through December 31st, 2016 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

　

Charles S. Nemec　　Date
President